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September 28, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 4 to Draft Registration Statement on Form F-4
Submitted August 23, 2022
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated September 13, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 4 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on August 22, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Consolidated Statements of Cash Flows, page F-39

1. We note that your response to prior comment 3 does not include an accounting analysis supported by provisions of ASC 230. Please provide this analysis as we consider your response.

RESPONSE: The Company acknowledges the Staff’s comment. BitFuFu further reviewed its analysis pursuant to ASC230 and has revised the consolidated cash flow on page F-39 and presented “purchase of digital assets” as investing activity, according to ASC230-10-45-13(c), because the fiat cash had been used to purchase such digital assets that are intangible assets in the statement of financial position, which determines classification of the cash outflows as investing in nature.

2. . We note your response to prior comment 4 and have the following comment. Tell us whether any portion of the cash payments made to your suppliers were for equipment or other productive assets to be used in your self-mining operations. If so, tell us how your presentation complies with ASC 230-10-45-13(c).

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that all the cash prepayments to suppliers in its response to prior comment 4 were for the sourcing services of mining equipment that will be delivered to BitFuFu’s customer in the future, and none of such equipment will be used in BitFuFu’s self-mining operations.

FINFRONT HOLDING COMPANY - Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(g) Digital assets, page F-42

3. Your accounting policy of evaluating impairment quarterly does not comply with ASC 350-30-35-18 requirement that you test an intangible asset that is not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Further, your response suggests that your policy also does not comply with ASC 350-30-35-19, which indicates that if the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess. Please tell us if our understanding is incorrect or revise your accounting policy to comply with referenced guidance.

RESPONSE: The Company acknowledges the Staff’s comments. BitFuFu has revised its accounting policy to assess the impairment of digital assets on a daily or more frequent basis, which BitFuFu believes better comply with the requirements under ASC 350-30-35-18, using a more conservative basis in light of the recent price fluctuations of digital assets. Please refer to the revised disclosure on page F-42 of the Revised Draft Registration Statement.

Pursuant to the quantitative impairment test requirements under ASC 350-30-35-19, which requires that if the carrying amount of BitFuFu’s digital assets exceeds its fair value, BitFuFu shall recognize an impairment loss equal to such excess, and even if BitFuFu performs such test in accordance with its revised accounting policy under ASC 350-30-35-18, there is no material impact on the Consolidated Balance Sheet as of December 31, 2020 and 2021 or Consolidated Statement of Comprehensive Income of BitFuFu for the 2020 period and 2021, due to the following reasons: With respect to bitcoins, BitFuFu held for its own account 1.2 unit and 0.19 unit Bitcoins as of December 31, 2020 and December 31, 2021, respectfully, the fair value of which was higher than the carrying value. Moreover, as bitcoins held by BitFuFu were automatically converted into USDT every ten minutes after receipts of sales payments through established digital asset exchanges in the daily business operation, BitFuFu generally maintains a very low balance of bitcoins and the associated impairment amount is not material. With respect to the other digital assets held by BitFuFu, which primarily consisted of USDT, the difference between the fair value and carrying value of these other digital assets is also not material (less than $5,000). Please refer the response to Comment 14 in this response letter for details.

(m) Revenue recognition

Cloud mining solution, page F-44

4. We have reviewed your responses to the recognition of revenue from your cloud mining solutions. Please provide us a comprehensive accounting analysis that addresses each of the five steps in ASC 606 that supports your policy for your recognition of revenue from the cloud mining solutions. Please include in your analysis a description of the material rights and obligations of you and your customers; and clarify what “term of the order” means. Please also provide us with a copy of a representative agreement.

RESPONSE:

The Company acknowledges the Staff’s comments and respectfully submits its following comprehensive analysis on each of the five steps in ASC 606 for the cloud mining solutions. The Company has filed a form cloud mining service agreement as exhibit 10.18 to the Revised Draft Registration Statement.

Step 1：Identifying the contract.

Based on ASC 606-10-25-1, BitFuFu accounts for a contract with its customer, because all of below criteria are met:

(1)	The parties to the contract have approved the contract (in writing, in orally, or in accordance with other customary business practices) and are committed to perform their respective obligations: BitFuFu has approved the “Cloud Mining Service Agreement” by posting the formatted agreement on its website. The customers have approved the “Cloud Mining Service Agreement” by clicking on and agreeing to such agreement on BitFuFu’s website before purchasing specific cloud mining services. The Cloud Mining Service Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service etc. The order is an integrated part of the contract between the customer and BitFuFu. Both parties are therefore committed to perform its obligations.

(2)	The entity can identify each party’s rights regarding the goods or services to be transferred:

●	Pursuant to the Cloud Mining Service Agreement, the main rights of the customer include, among others, (a) to choose a mining pool to which the hash rate they purchased will be connected; (b) to get the purchased hash rate connected to the designated mining pool; and c) to obtain the stably operated hash rate during the “agreed service period” as stipulated in the order. “Term of the order” has the same meaning with “agreed service period,” and BitFuFu has revised its terminology to the latter for clarity in the accounting policy on page F-45.

●	BitFuFu’s main rights include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; and (b) unilaterally terminate the cloud mining service agreement and cease to provide its services if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees.

(3)	The entity can identify the payment terms for the goods or services to be transferred: The payment terms, including the amount and payment methods, are specified and agreed to in the order agreed by the customers and BitFuFu.

(4)	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract): BitFuFu bears operating risk relating to the provision of cloud-mining services and its future cash flows will be changed as a result of the contract for such services.

(5)	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer: consideration of the contract (i.e., service fee) is typically paid by customers upfront, and BitFuFu can unilaterally terminate the contract and cease to provide its services if the customer fails to pay in full or in part of the fees.

Step 2：Identifying performance obligations

According to ASC 606-10-25-14 and 15, BitFuFu assesses the service it has promised in the Cloud Mining Service Agreement and identifies it as a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

(1)	The cloud mining service that BitFuFu promises to provide to a customer is to provide specified amount of running hash rate (“Purchased Hashrate”) during the agreed service period to a customer by connecting Purchased Hashrate to the customer’s account with the designated mining pool and ensuring the Purchased Hashrate is running stably and continuously during the agreed service period.

(2)	The cloud mining service that BitFuFu promises to provide is primarily characterized by (i) the amount of the Purchased Hashrate and (ii) the agreed service period of the Purchased Hashrate. The amount of Purchased Hashrate is measured by the computing power per second, which represents the speed of computing and is denominated by units of hash per second, or, simply stated, how many hash calculations per second can be performed. Only by running for a certain period of time can the hash rate generate output and revenue. BitFuFu does not promise to provide the total hash rate. BitFuFu only promises that the daily average executed hash rate shall be no less than 95% of the declared amount of Purchased Hashrate in the order during the agreed service period.

Step 3：Determining the transaction price

Pursuant to ASC 606-10-32-2, the transaction price is the amount of consideration to which BitFuFu expects to be entitled in exchange for transferring promised services to a customer. In the cloud mining service of BitFuFu, when determining the transaction price, BitFuFu makes assessment according to ASC 606-10-32-3 and relevant guidelines as below:

(1)	There is no variable consideration. In exchange of promised service, BitFuFu charges customers cloud mining service fees, which are specified in the order agreed by the customer and BitFuFu and calculated by “unit price of cloud mining service fees*amount of Purchased Hashrate*agreed service period”. The “unit price of cloud mining service fees” is a fixed price during the agreed service period denominated in US Dollars and determined based on BitFuFu’s internal pricing model. The “amount of Purchased Hashrate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. As such, BitFuFu’s consideration for cloud mining services is also not contingent on the occurrence or nonoccurrence of a future event. No other circumstance as mentioned in ASC 606-10-32-6 and 7 exists, either.

(2)	According to ASC 606-10-32-10, BitFuFu does not expect to have any refund liabilities for the considerations of the promised service which has been performed and delivered to customers. BitFuFu has not incurred any refund liabilities historically, and the customer does not have an enforceable right for such refund liabilities in the contract.

(3)	There is no significant financing component. Customers are generally charged an upfront service fee, and then will pay the remaining service fees by installments before they are incurred. Since contracts with our customers are typically not longer than one year, pursuant to ASC 606-10-32-18, there is no need to adjust the promised amount of consideration for the effects of a significant financing component, if any.

(4)	At the date of contract inception, BitFuFu stipulates a fixed USD contract price; however, the contract allows for settlement in US dollar or in digital assets, which is a non-cash means of settlement; in the event that the customer chose to settle in digital assets, they must pay the US dollar equivalent at the then spot rate for the US dollar to the digital asset at the moment of settlement. The company does not bear any risk in regard to variation in the spot rate of US dollar to digital assets; accordingly, there is no variable compensation.

(5)	There is no consideration payable to customers.

Step 4：Allocating the transaction price to performance obligations

There is no need to allocate the transaction price, since there is only one single performance obligation.

Step 5：  Satisfaction of a performance obligation and revenue recognition

(1)	ASC 606-10-25-23 indicates that an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

According to ASC 606-10-25-25, control of an asset referred to the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset.

When BitFuFu delivers the Purchased Hashrate by connecting to the mining pool designated by the customer, the control of such hash rate has been transferred to the customer, based on the following facts: (i) the customer has the ability to the direct use of the hash rate, and the hash rate is connected to the designated mining pool, subject to the separate agreement entered into between the customer and the designated mining pool; (ii) the customer designates a digital asset wallet to receive the mining output which will be transferred directly from mining pool; (iii) the customer bears the risk related to the delivered hash rate. In accordance with BitFuFu’s Cloud Mining Service Agreement with its customers, BitFuFu is only responsible for delivering the specified hash rate purchased by its customers to the designated mining pools, and BitFuFu is not responsible for the output of the mining pool or the act of mining pool operator. In addition, BitFuFu does not have any explicit or implicit repurchase agreement with customers.

(2)	According to ASC 606-10-25-27(a) and ASC 606-10-55-5, BitFuFu transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by BitFuFu’s performance as BitFuFu performs. For example, if a customer purchase a “90 days 100T Cloud Mining Service,” under normal circumstances, BitFuFu shall continuously provide 100T/second hash rate (1T/s=1*10^12 hash/second) to the customer’s account with mining pool 24 hours a day from the contract inception date to the 90th day, and the customer receives mining benefits from mining pool operator every day simultaneously as BitFuFu is performing its obligations.

Therefore, BitFuFu satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation, according to ASC 606-10-25-31. For the measurement method of progress toward completion, please refer to the response to Comment 8.

5. As it relates to ASC 606 step 2, please include in your analysis, but do not limit it to, a comprehensive list and description of the goods and services in the arrangement you promised to provide (see e.g., your disclosure on page F-44 stating you sell a one-stop cloud-mining solution that includes hash rate, value-added services, infrastructure, and connectivity and the statement on your website that, “We offer a complete cloud mining solution that includes the “Purchase - Transport - Hosting - Maintenance” of the devices.”); the nature of the output for each promised good or service (e.g., hash rate, time, etc.), including whether you promise to deliver a total hash rate and, if so, explain how total hash rate is determined and support for your conclusion that each promise is not distinct and instead is required to be combined into a single performance obligation.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits that the clouding mining solution provides the essentially same benefits to customers with those from the bundle of activities including “purchasing mining machines, transporting mining machines, hosting and maintaining mining machines.” For the avoidance of doubt, the previous statement on BitFuFu’s website that “We offer a complete cloud mining solution that includes the “Purchase - Transport - hosting-maintenance ” means that BitFuFu’s customers can avoid the trouble of engaging in such activities by themselves. They can obtain hash rate from BitFuFu that can be used for mining simply by purchasing BitFuFu’s cloud mining solutions. BitFuFu has revised such statement on its website for clearer presentation.

With respect to the details of the services that BitFuFu promised to provide, please refer to step 2 in the ASC 606 analysis in the response to Comment 4 and response to Comment 7.

6. As a follow-up to the preceding comment, please also clarify whether you provide cloud mining and hosting services either within the same contract or in separate contracts to the same customer, and if so, the accounting analysis supporting your conclusion that both cloud mining and hosting services represent a single performance obligation.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits that cloud mining service and hosting service are distinct services provided under separate contracts. The provision or price of one service is not affected by the provision or price of the other service. Even if the same customer purchases both services at the same time, the services will be still governed by separate contracts.

7. You state on page F-44 that, “the Group purchases and takes control of hash rate generated by mining equipment under its control and sub-divides, repackages and resells hash rate to its customers by transferring control of the sub-divided hash rate.” Explain to us how you obtain such control and then transfer such control. Describe the evidence that the customer controls the hash rate in light of the prior sentence that the Company control the hash rate generated by the mining equipment. Further, please provide supporting accounting analysis for the purchase and resell of hash rate using the gross method. Your response should address how you determined that you are the principal instead of the agent. We refer you to ASC 606-10-55-36 to 55-40. That is, explain how you control the computer power rented from your suppliers each month. Clarify whether you have control over a specific mining equipment owned by a supplier and hosted at their facility or have control over computing power over a period of time. Indicate whether the hosting facility can use any miner to provide you with the computing power rented. Lastly, since your customers have direct contractual rights and obligations with the mining pool operator and control the computing power, explain how you also control the computer power.

RESPONSE: The Company acknowledges the Staff’s comments and further clarifies its cloud mining services as follows and on pages F-44 and F-45 of the Revised Draft Registration Statement.

Initially, the Company procures the right to utilize the computing power of mining equipment owned by its suppliers, and further renders the mining equipment operational and remotely accessible by procuring data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Group then repackages computing power from a number of mining equipment of various suppliers and integrate it with other critical services such as performance monitoring, hash rate stabilizing, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of hash rate. The Group then sub-divides and sells hash rate to its customers by transferring the control of the sub-divided hash rate. The Company accounts for the sale of hash rate using the gross method as the Company acts as a principal who procures the right to utilize computing power of mining equipment from suppliers, integrates the computing power with other critical services provided by itself and other suppliers to form a combined service that is the hash rate, and transfers control of the hash rate to its customers.

The Company respectively submits that after the Company procures the right to utilize certain quantity of computing power of mining equipment owned by a supplier, such supplier would provide certain designated miners that together would provide such quantity of computing power. After these miners are in operation, the suppliers or hosting facility cannot replace them unless due to issues such as malfunction. As all these miners are connected to the Company’s system, the Company can detect any disconnection of these miners and verify with the hosting facility.

The evidence for the Company obtaining the control of the hash rate it sells is as follows and is consistent with ASC 606-10-55-39:

(1)	The Company is primarily responsible for fulfilling the promise to deliver specified amount of operational hash rate that can be directly used to perform mining services for the Company’s customers. The Company is also primarily responsible for the acceptability of hash rate it sells, i.e., whether the hash rate meets the specification on its customer orders pursuant to the Cloud Mining Service Agreement the Company enters with its customers.

None of the other parties involved in the delivery of hash rate to the Company’s customer, including the mining equipment suppliers and other infrastructure services suppliers, is primarily responsible for fulfilling the promise to deliver hash rate to the Company’s customers. Instead, each of them is acting on the Company’s behalf and only provides an input to the one-stop mining solutions the Company sells to its customers.

(2)	The Company bears inventory risk associated with the hash rate it obtains, as demonstrated by (i) the Company has a minimum quarterly purchase commitment with its suppliers. If the actual quarterly purchased amount is lower than the minimum purchase commitment, the Company shall settle with the supplier for the difference. Historically, the Company made such settlement with one of its suppliers in the fourth quarter of 2021. Alternatively, the Company may complete the minimum quarterly purchase commitment and utilize the extra hash rate unable to sell to its customers for self-mining. The Company conducted self-mining using unsold hash rate in the second quarter of 2022, and (ii) in case of hash rate deficiencies, i.e., the hash rate received by the Company’s customers is less than the computing power provided by the mining equipment owned by the Company’s suppliers for whatever reasons (including Trojan virus and hacker intrusion) while the Company is controlling the mining equipment, the Company shall bear all the losses relating to such hash rate deficiencies;

(3)	The Company has discretion in establishing the selling price for cloud mining services, which is unfettered by the supplier.

The Company is also a principal under ASC 606-10-55-37A and obtains the control of the hash rate it sells as demonstrated in the clarification paragraph in the beginning of the response to this Comment 7.

The evidence for the Company’s customers obtaining the control of the hash rate sold by the Company is demonstrated in the 5th step of the ASC 606 analysis in the response to Comment 4.

Lastly, the Company controls the computing power before the customer connects the computing power (hash rate) to its account with the mining pool, upon which time, the Company transfers the control of computing power to the customer as the Purchased Hash Rate pursuant to the Cloud Mining Service Agreement between the Company and its customers. The customers then begin to have direct contractual rights with the mining pool operator. In other words, the Company and the customers have control of the computing power at different point of time.

8. As it relates to ASC 606 step 5, please include in your analysis, but do not limit it to, an explanation as to why the actual time provided as compared to time ordered over the contract term is being utilized to measure progress and how your use of time is an appropriate measure of your progress toward complete satisfaction of a performance obligation. We refer you to ASC 606-10-25-33.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits that BitFuFu applies the Output Method according to ASC 606-10-25-33 and ASC 606-10-55-17 to measure the progress for performance obligation satisfied over time

For BitFuFu’s cloud mining services, the contract value is calculated as “unit price of cloud mining service fees*amount of Purchased Hashrate*agreed service period,” and the hash rate provided by BitFuFu is subject to a stability requirement that if the hash rate provided falls below the stability requirement, it will not be counted as the time to complete the agreed service period. Therefore, BitFuFu believes that the actual time provided (i.e., the actual time provided that meets the stability requirement under the contract) is an appropriate measure to reflect the completion progress of the contract/order. In practice, by using the Aladdin system, the average stability of the daily hash rate can reach over 99%, which means in normal circumstance, the actual time provided is equal to the time elapsed.

9. In your response to comment 7 of our July 20, 2022 letter, you cite to disclosure on page F-52 and page 118, that indicates BitFuFu temporarily holds mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. You represent that the digital assets held on customers’ behalf are recorded as “digital assets held on behalf of customers” and “customer deposits of digital assets” on BitFuFu’s Balance Sheet and corresponding notes of its financial statements. Please provide your accounting analysis, with citation to authoritative guidance and the material terms of your customer and mining pool contracts, supporting that such assets are required to be recognized by BitFuFu. Please also explain to us how you considered this in determining to that the mining pool operator is not your customer in these instances.

RESPONSE: The Company acknowledges the Staff’s comments, and pursuant to below analysis and the guidelines in SAB121, the Company respectfully submits the revised financial statement, makes amendment on page F-36 and adds disclosures on pages F-42 and F-52.

Since the digital assets held on behalf of the customers (who are BitFuFu’s platform users) are held in the accounts of BitFuFu which were opened in third-parties digital asset exchange and wallet, and BitFuFu maintains internal recordkeeping of the amount of digital assets held for each customer, BitFuFu is responsible for any associated risk, BitFuFu has an obligation to safeguard these digital assets and use necessary technology and internal control means to safeguard those digital assets held for customers and to return the digital assets to the customers whenever they require. BitFuFu’s loss exposure is based on the significant risks associated with safeguarding the digital assets held for its customers. Therefore, according to SAB121, BitFuFu recognizes and presents an asset and a liability on the balance sheet related to those safeguarding digital assets and corresponding obligations.

In addition, to be consistent with SAB 121, BitFuFu measures the asset (“digital asset held for customers”) and liability (“digital assets due to customers”) at initial recognition and each reporting date at the fair value of the digital assets that were held on behalf of customers.

BitFuFu does not believe the mining pool operator is its customer in the cloud mining business. Although BitFuFu receives digital assets on behalf of some customers from mining pools in its cloud mining business, it does not have any contract with mining pools for such cloud mining business, and does not receive any consideration in exchange of any goods or services from mining pools for such arrangements. The digital assets that BitFuFu receives on behalf of the customers from mining pools were accounted for as a safeguarding liability to our customers (and a corresponding asset), and not as revenue.

Selling of mining equipment, page F-45

10. We have reviewed your responses to the recognition of revenue from the sale of mining equipment. Please provide us a comprehensive accounting analysis that addresses each of the five steps in ASC 606 that supports your policy for recognizing revenue from the sale of mining equipment and hosting services. Please include in your analysis, but do not limit it to, a description of the material rights and obligations of you and your customers; a list of goods and services in the arrangements you promised to provide; the analysis supporting your conclusion that the sale of the mining machine is a single performance obligation while the hosting services is a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; and the analysis supporting whether you are a principal or agent in arranging the hosting services via a third-party hosting facility. Clarify whether the supplier will ship the miner purchased by your customers directly to their hosting facility. Lastly, tell us whether you share in the payout earned by your customers from providing your hosting services.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits as follows. The selling equipment and hosting service are two distinct business lines covered by separate agreements and independent with each other, and are therefore analyzed separately:

A. Analysis on each of the five steps in ASC 606 that supports our revenue recognition policy for sales of mining equipment:

Step 1：Identifying the contract.

Based on ASC 606-10-25-1, BitFuFu accounts for a contract with the customer to whom BitFuFu sells equipment, because all of below criteria are met:

(1)	The parties to the contract have entered into and approved the “Miner Purchase Agreement” and are committed to perform their respective obligations.

(2)	BitFuFu can identify each party’s rights regarding the goods or services to be transferred:

Pursuant to the Miner Purchase Agreement, the customers’ main rights are, among others, to obtain the mining equipment (the ownership and all other rights and interests of such goods upon delivery). The customers’ major obligations are, among others, to make payment to BitFuFu according to the payment method and time confirmed by both parties. BitFuFu’s main obligations are, among others, to deliver the products to the designated destination by the expected delivery time. BitFuFu’s main rights are, among others, to immediately terminate the agreement and take necessary means to receive the compensation if the customer fails to pay the purchase price.

(3)	BitFuFu can identify the payment terms for the goods or services to be transferred: the customer shall pay a part or all of the purchase price prior to the delivery of the mining equipment, and the remaining installments shall generally be made within thirty or sixty days after the delivery of the mining equipment.

(4)	The contract has commercial substance: the risk, timing, or amount of BitFuFu’s future cash flows is expected to change as a result of the Miner Purchase Agreement.

(5)	It is probable that BitFuFu will collect substantially all of the consideration to which it will be entitled in exchange for the mining equipment that will be transferred to the customer.

Step 2：Identifying performance obligations

According to the Miner Purchase Agreement, BitFuFu promises to deliver the specified quantity and model of mining equipment to customers to the agreed destination by the expected delivery time. This is the single performance obligation of the contract.

Step 3：Determining the transaction price

BitFuFu determines the transaction price according to ASC 606-10-32-3 and relevant guidelines as below:

(1)	There is no variable consideration. In exchange of promised mining equipment, both parties agree to a fixed amount of consideration denominated in US Dollars upon contract inception. In addition, BitFuFu is not entitled to the consideration which is contingent on the occurrence or nonoccurrence of a future event. No other circumstance as mentioned in ASC 606-10-32-6 and 7 exists, either.

(2)	According to ASC 606-10-32-10 and the Miner Purchase Agreement, BitFuFu does not expect to have any refund liabilities for the considerations of mining equipment delivered to customers. According to the Miner Purchase Agreement, there is a warranty period of one year provided by the manufacturer of the equipment. BitFuFu has not incurred any refund or warranty liabilities historically.

(3)	Pursuant to ASC 606-10-32-16 and 18, considering there is no difference between the amount of promised considerations (i.e., selling price of the mining equipment) and the cash selling price of the promised goods (i.e., the mining equipment), and the time difference between when we transfers a promised good to a customer and when the customer pays for that good will be only one or two months, there is no significant financing component.

(4)	At the date of contract inception, BitFuFu stipulates a fixed US dollar contract price; however, the contract allows for settlement in US dollar or in digital assets, which is a non-cash means of settlement; in the event that the customer chose to settle in digital assets, they must pay the US dollar equivalent at the then spot rate for the US dollar to the digital asset at the moment of settlement. The company does not bear any risk in regard to variation in the spot rate of US dollar to digital assets; accordingly, there is no variable compensation.

(5)	According to ASC 606-10-32-25, there is no consideration payable to customers.

Step 4：Allocating the transaction price to performance obligations

There is no need to allocate the transaction price, since there is only one single performance obligation.

Step 5：Satisfaction of a performance obligation and Revenue recognition

According to ASC 606-10-25-23, an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset. According to ASC 606-10-25-25, control of an asset referred to the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset.

The customer who purchased mining equipment from BitFuFu obtains control of the equipment when the equipment is delivered to the customer directly, or indirectly to the hosting facility agreed by the customer, as evidenced by documentation of delivery and customer acceptance. At that time, the performance obligation of BitFuFu is satisfied. The customer’s control on the equipment is based on the following indicators: (a) the customer can direct the use of the equipment, even if BitFuFu and the customer may enter into a hosting contract for such equipment. The customers may terminate the hosting services and contract, upon which they may either entrust BitFuFu to sell the mining equipment at the market price on their behalf, or physically retake possession of the equipment; (b) the customer is entitled to all the rights and benefits with the outputs generated by the mining equipment. The customers are able to verify the operation status through the observer link if they also purchases BitFuFu’s hosting services. BitFuFu has no right to use the customer’s mining equipment. In addition, BitFuFu does not have any explicit or implicit repurchase agreement with customers.

The supplier will not ship the mining equipment purchased by BitFuFu’s customers directly to their hosting facility. Instead, BitFuFu first purchases the mining equipment from the supplier and holds the inventory in the warehouse or facilities that BitFuFu cooperates with, and when customers purchase the equipment from BitFuFu, BitFuFu will either ship them to the customer’s designated destination, or if BitFuFu and the customer enter into a separate hosting agreement, to the hosting facility that BitFuFu collaborates with. The hosting facility in either case is not owned by the equipment supplier.

B. Analysis on each of the five steps in ASC 606 that supports our revenue recognition policy for hosting service:

Step 1：Identifying the contract.

Similar to the above analysis, based on ASC 606-10-25-1, BitFuFu accounts for a contract with the customer of hosting service, because all of the five criteria are met: (1) the parties have approved the “Miner Hosting Service Contract”; (2) BitFuFu can identify each party’s rights regarding the hosting services transferred; (3) BitFuFu can identify the payment terms of the hosting services transferred; (4) the Miner Hosting Service Contract has commercial substance; and (5) it is probable that BitFuFu will collect substantially all of the consideration for the hosting services transferred.

Pursuant to the “Miner Hosting Service Contract”, the customers’ main rights are, among others, (a) to obtain hosting services; (b) the contract may be terminated if the customer apply for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosed mining equipment (“Miner”) is delayed over ten days. The customer’s main obligations are, among others, (a) to pay for the hosting service fees; (b) the customer shall confirm he/she is entitled to the ownership of the hosted Miner.

BitFuFu’s main obligations are, among others, (a) to receive hosting service fees; and (b) to terminate the hosting services in several circumstances as agreed in the contract.

Step 2： Identifying performance obligations

According to the Miner Hosting Service Contract, the customer entrusts BitFuFu to deploy, operate and manage customer’s miners. The hosting services include: electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. By providing the above services, BitFuFu charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. According to ASC 606-10-25-15, since the performance obligations are satisfied over time and the same method (consumption method) is used to measure BitFuFu’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

Step 3： Determining the transaction price

When determining the transaction price, BitFuFu makes assessment according to ASC 606-10-32-3 and relevant guidelines as below:

(1)	There is variable consideration. According to the Miner Hosting Service Contract, when the value of the cumulated net miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying miners, BitFuFu will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net miner outputs. The percentage of the additional net miner outputs varies depending on different customers. Considering the value of future mining output of the hosted miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of bitcoins, which are not under the control of BitFuFu, BitFuFu cannot estimate when the cost of the customer’s miner is recovered and how much output sharing fees BitFuFu can obtain. Therefore, considering ASC 606-10-32-11 which indicates that “an entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved,” no output sharing fees will be recognized as revenue in the consolidated statements of comprehensive income until it is not probable to be a significant reversed. During the 2020 period and 2021, BitFuFu didn’t share in the payout earned by its customers from hosting services.

(2)	According to ASC 606-10-32-10, BitFuFu does not expect to have any refund liabilities for the considerations of the promised services which have been performed. BitFuFu has not incurred any refund liabilities historically, and the customer does not have an enforceable right for such refund liabilities in the contract.

(3)	There is no significant financing component.

(4)	At the date of contract inception, BitFuFu stipulates a fixed US dollar contract price; however, the contract allows for settlement in digital assets, which is a non-cash means of settlement; in the event that the customer chose to settle in digital assets, they must pay the US dollar equivalent at the then spot rate for the US dollar to the digital asset at the moment of settlement. The company does not bear any risk in regard to variation in the spot rate of US dollar to digital assets; accordingly, there is no variable compensation.

(5)	According to ASC 606-10-32-25, There is no consideration payable to customers.

Step 4：Allocating the transaction price to performance obligations. There is no need to allocate the transaction price, since there is only one single performance obligation.

Step 5：Satisfaction of a performance obligation and Revenue recognition

BitFuFu’s performance obligation related to the hosting service is satisfied over time. BitFuFu recognizes revenue for services that are performed on a consumption basis. The customers who purchase hosting services from BitFuFu obtain control of the services as BitFuFu provides hosting services during the service period.

C.	Selling equipment and hosting services are two distinct promises and performance obligations, based on the following: (1) the Miner Purchase Agreement and the Miner Hosting Service Contract are two separate contracts. In practice, customers who purchase BitFuFu’s mining equipment usually also purchase its hosting services. However, customers have no contractual obligation in either of the above contracts to purchase goods or services of the other contract. If the customers choose to use BitFuFu’s hosting service, they may terminate the hosting service according to the Miner Hosting Service Contract; (2) the selling price of mining equipment and hosting services is determined independently; and (3) neither contract provides for a material right or benefit to the customers that they would not be able to receive without entering into the other contract.

D.	BitFuFu is a principal instead of an agent for hosting service, because: (1) BitFuFu is primarily responsible for fulfilling the promise to provide the hosting services under the Miner Hosting Service Contract to the customer. Each of BitFuFu’s suppliers only provides an input to the hosting services BitFuFu sold to its customers; (2) BitFuFu purchases data center rack space, electricity, network connection, hardware maintenance and other infrastructure services from various suppliers, integrated these services with its own services such as performance monitoring and stability optimization into a combined hosting service, and sell the hosting service to its customers at a unified unit price; (3) BitFuFu bears the risk of losses that may be caused by the difference between actual costs incurred by BitFuFu and selling prices. Some suppliers demand minimum fees regardless how much revenue BitFuFu can generate from selling the combined hosting services; (4) BitFuFu decides the price of hosting service fees for customers at its own discretion, which is unfettered by its suppliers.

11. We note that in your response to comment 15 of our June 14, 2022 letter you state that “After paying the hosting service fee and/or other relevant fees, the customers received all the mining rewards generated by the equipment they bought. Even if the equipment is in BitFuFu’s possession during the hosting period, the risk and cost related to the equipment is also borne by the customers”. We also note your statement, “In BitFuFu’s limited history, it has yet to experience the situation where the customer has need to reclaim possession of the equipment.” Please explain to us why a customer would chose to purchase mining equipment and hosting services instead of purchasing the cloud mining solutions; how the customer is exposed to risk and cost of the equipment; how BitFuFu has possession of the mining equipment during the hosting period and the nature of its possessory rights; and whether the mining equipment are placed in a hosting facility that you own or in a suppliers’ hosting facility.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits as follows:

(1)	Compared with cloud mining services, some customers prefer to purchase mining equipment and entrust BitFuFu to host the equipment due to the following advantages: (i) customers can obtain the ownership of mining equipment and enjoy the benefits of potential value appreciation of the equipment in the future. If the future value of digital asset increases, customers can obtain enhanced benefits by owning mining equipment, including the mining revenue, digital asset value appreciation and mining equipment value appreciation; (ii) BitFuFu’s hosting service is convenient and saves them from sourcing hosting facilities; and (iii) the agreed service periods of most cloud mining services are shorter than one year. Once the agreed service period expires, the purchase price for a new contract may fluctuate due to many factors, such as the fluctuation of digital asset prices, which may be beyond the customers’ control. Instead, if the customers buy mining equipment, they can largely anchor the cost of their own hash rate. Moreover, different customers also have different financing capabilities, risk preferences and expectations of the future trends of the digital assets, and therefore may have different views of the benefits and costs of cloud mining solutions, purchase of mining equipment and purchase of hosting services.

(2)	A customer may be exposed to the following risk and costs of the equipment: (i) a large upfront investment; (ii) impairment risk of the mining equipment, if the price of digital assets or the mining equipment declines significantly; (iii) ownership risks of the mining equipment, such as loss and damage of the mining equipment and related repairment costs. In line with industry practice, owners of the miners usually buy insurance to cover this risk of hardware loss or damage.

(3)	The previous response regarding customers’ mining equipment in BitFuFu’s possession does not mean that these mining equipment are in BitFuFu’s physical possession or are located in facility owned by BitFuFu. These mining equipment are located in suppliers’ facility. BitFuFu does not own any physical hosting facility. The term “possession” means that BitFuFu is responsible for monitoring the status of customers’ mining equipment, timely detect any damage or disconnection, carry out remote operation and make repairment arrangements. At the same time, BitFuFu shares the monitoring data with its customers, so that the customers can check the usage of their mining equipment and ensure that the equipment can only be used for the specified purpose. BitFuFu also performs on-site visits and evaluates the daily operations of the hosting facilities.

Cryptocurrency self-mining revenue, page F-46

12. We note your response to prior comment 8 and note your statement that “Once the number of noncash considerations (i.e. Bitcoins), is fixed upon the confirmation from mining pool operator, the fair value of the noncash consideration shall be measured using the quoted price of bitcoins at 8:00am GMT+8 of the date when they are earned and confirmed by mining pool”. It appears that you are using the fair value upon confirmation and thus avoiding reporting any changes in the form of payment in the transaction price (i.e., revenue) since the date of contract inception. Please clarify if you are using the confirmation date to measure fair value due to the noncash consideration varying for reasons other than the form of the consideration. Tell us if our understanding of your policy is correct. Provide an accounting analysis that addresses why you do not record the Bitcoin based on the fair value at contract inception upon confirmation from the mining pool operator and then exclude from revenue any changes in fair value in the form of consideration occurring subsequent to contract inception. That is, clarify how your policy complies with ASC 606-10-32-21. Any changes in fair value subsequent to contract inception date that “are due to the form of the consideration are not included in the transaction price” and, thus, reported outside of revenue from customers (e.g., reported as impairments). Refer to ASC 606-10-32-23. In addition, your disclosure on page F-46 states that “Group is entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain”. Please reconcile this disclosure to your statement in this response letter that “the effective rate of the hash rate connecting to mining pools” effects the Bitcoins you earn. That is, clarify why the “effective rate of the hash rate” impacts your pay out when you earn compensation regardless of the outcome.

RESPONSE: The Company acknowledges the Staff’s comments and further clarifies the accounting policy for self-mining revenue on pages F-46 and F-47. Pursuant to the revised accounting policy, the fair value of the noncash consideration received is measured at the contract inception time.

Separately, the two statements cited by the Staff in the comment do not conflict with each other because of the nature of the Full-Pay-Per-Share, or FPPS, method the pool operators use to issue award bitcoins to pool participants.

Mining a valid bitcoin block is based on probability. The higher the pool hash rate, the more likely the block will be mined in a given time interval, but there is no guarantee that a block will actually be mined. The variance between expected and actual number of bitcoins mined should trend to zero over a long period of time. Under the FPPS method, the pool operators pay out the number of bitcoins expected to be mined every day, rather the actual number of bitcoins mined, to pool participants based on their hash rate contribution to the pool, and absorb all the risks on when the bitcoins are mined.

The expected FPPS payout to a mining pool participant is equal to (i) actual amount of hash rate contributed to the mining pool, multiplied by (ii) unit mining output. Unit mining output is determined by the difficulty of the current blockchain, regardless of when or whether the pool operator successfully records a block into the bitcoin blockchain. The actual amount of hash rate contributed by the pool participant is affected by other factors and its effective rate of hash rate, which is calculated as the percentage of hash rate accepted by the mining pool out of the hash rate submitted to the mining pool. The effective hash rate may be less than the hash rate submitted to the mining pool because in some circumstances, the hash rate submitted does not meet the quality requirements of the mining pool and could be rejected by the mining pool. Usually, the mining pool can determine whether a hash rate submitted is effective within a few seconds after the submission.

For the avoidance of doubt, the “hash rate delivered to the customer” for the Company’s cloud mining services (that is, the hash rate connected to the customer’s account with the mining pool) also refers to the effective hash rate.

13. In your response to prior comment 10 you state that you are “entitled to receive digital assets from the mining pool operator” which is “subjected to the confirmation of mining pool operator each day”. Please clarify what your rights are if the mining pool operator fails or miscalculates amount of digital assets you earned. Tell us whether the Aladdin software program also provides confirmation. In addition, please clarify your statement that “The obligation of mining pool to make payments to pool participant based on agreed upon payout method begins when pool participants contribute hash rate to the mining pool”. That is, tell us whether a “new” contract starts after a Bitcoin has been mined or after an unsuccessful attempt during the day. Also, indicate whether a payout is due or earned in the event that you a leave a pool or suspend mining operations during the day. As it relates to ASC 606 step 1, include an accounting analysis, but do not limit it to, how you determined the period over which the parties have enforceable rights and obligations.

RESPONSE: The Company acknowledges the Staff’s comments and respectfully submits that the Aladdin system of BitFuFu makes verification on the previous day’s actual amount and duration of hash rate that contributed to the mining pool and makes calculation on the previous day’s BTC mining output. The calculation result will be checked against the confirmation amount from mining pool. If the difference is within an acceptable range, BitFuFu will recognize revenue based on the amount of mining output as confirmed by the pool operator. Otherwise, the difference will be investigated by BitFuFu and the pool operator together. If the mining pool operator fails to deliver or miscalculates the amount of digital assets earned, the mining pool shall compensate BitFuFu based on the amount finally agreed upon by both parties.

As described in the Company’s response to Comment 12, a daily “new” contract starts at 00:00 UTC and ends at 24:00 UTC between the Company and the relevant mining pool operator. The mining pool is standing by to receive hash rate to be submitted by the Company. The obligation of mining pool to make payments to pool participant based on FPPS method begins when pool participants contribute hash rate to the mining pool, because the mining pool receives and consumes the submitted hash rate simultaneously and receives benefits from such submission. The period over which the parties have rights and obligations restarts daily as a new contract starts for the following day.

The daily new contract inception is not determined by the successful or unsuccessful attempt to mine a bitcoin. If the Company leaves a pool or suspend mining operations during the day, it is still entitled to the payout when the mining pool confirms the expected payout to the Company for its hash rate submitted and consumed by the mining pool during part of the 24 hours period.

3. DIGITAL ASSETS, page F-49

14. Your disclosure on page F-49 indicates that there was no impairment of digital assets for the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021. Please explain how you concluded that there was no impairment of digital assets during those periods.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits the below explanations:

(1)	Regarding the “Digital assets of the Group”, there was no digital asset impairment for the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021, respectively, primarily due to the following reasons:

(a)	As presented on page F-50 Note 3 of the Revised Draft Registration Statement, the balance of digital assets other than USDT (“Other Digital Assets”) is immaterial. For example, as of December 31, 2020 and December 31, 2021, there was only 1.2 unit and 0.19 unit Bitcoin held for the own account of BitFuFu, respectively. Moreover, the carrying value of the Other Digital Assets is almost equal to the fair value, as they are automatically converted into USDT every ten minutes after receipts of sales payments through established digital asset exchanges in BitFuFu’s daily business operation, so that the balance of Other Digital Assets as of reporting date was obtained in 10 minutes before the reporting date and there was no significant difference between their carrying value and fair value.

(b)	With respect to the USDT held by BitFuFu, BitFuFu’s transaction of USDT was very frequent during the reporting period. During the period from December 2, 2020 (inception) to December 31, 2020 and year ended 2021, the average fluctuation of the USDT price is within 0.05%. Therefore, there was no significant impairment for USDT.

(2)	Regarding the “Digital assets held for customers”, as analyzed in the response to comment 9, they were measured at its fair value as of reporting date. No impairment is needed accordingly.

15. Please support your accounting policy of recognizing as an asset crypto assets you hold in custody on behalf of your customers. Please provide your supporting accounting analysis citing authoritative literature. If the crypto assets are not required by U.S. GAAP to be recognized as your assets, provide your analysis of the applicability of SAB 121.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully recommends you refer to our response to comment 9. Additional disclosures are added on page F-52 of the Revised Draft Registration Statement.

16. In your response to comment 7 of our June 14, 2022 letter you stated that you do not believe USDT or other stablecoin is a financial asset or receivable. Please tell us and consider the need to disclose to what “other stablecoins” refers. If you or your agent owns or custodies other stablecoins, provide us your comprehensive accounting analysis for those stablecoins. In that analysis, outline the material rights and obligations of a holder of the stablecoin you are evaluating.

RESPONSE: The Company acknowledges the Staff’s comment and clarifies that the “other stablecoins” referred in its response to comment 7 of June 14, 2022 letter is a generalized statement in crypto industry with no specific references to BitFuFu’s situation. Apart from USDT, BitFuFu did not have “other stablecoins” as of December 31, 2020 and December 31, 2021, nor at any time during the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021.

17. Please reconcile for us the apparent conflict in the following statements: “Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual relationship.” [response to comment 17 of our June 14, 2022 letter] and “The right to have USDT redeemed or issued is a contractual right personal to the verified customer.”

RESPONSE: The Company acknowledges the Staff’s comment and clarifies that the contractual rights for USDT only exist with verified customer of Tether, which is the issuing entity of USDT, i.e., “the right to have USDT redeemed or issued is a contractual right personal to the verified customer.” By stating that “Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual relationship,” it means that holding a unit USDT cannot, on its own, entitle one to be a verified customer of Tether, and therefore cannot entitle one to the contractual rights relating to USDT. BitFuFu has not been a verified customer of Tether as of the date of this submission.

18. In order to help us further evaluate your accounting for the USDT you hold, please clarify what you mean when you state that USDT may be redeemed by either “in-kind redemptions of securities” or “other assets held in the reserves” and how that informed your accounting analysis. Similarly, more fully articulate whether, and if so how, the need to be a “verified customer” impacted your accounting analysis. In your reply, explain whether you are a “verified customer” and, if not, indicate the steps precedent to becoming a “verified customer” and whether such steps are perfunctory.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that when evaluating the relevant facts and circumstances, BitFuFu referred to some announcements on the website of Tether Holding Limited (“Tether”), who issues USDT. Tether declares that all USDT are pegged at 1-to-1 ratio with a matching fiat currency (e.g., 1 USDT = 1 USD) and are backed 100% by Tether’s reserves, which match or exceed the amount required to redeem all Tether tokens in circulation. Tether obtains regular assurance opinions for the reserves every quarter. According to the latest Consolidated Reserves Report as of 30 June 2022 audited by BDO, 43.4% of Tether’s reserves was U.S. treasury bills, 12.6% was commercial paper and certificates of deposit, 8.1% was cash and cash deposits (that is, fiat cash), 6.7% was secured loans and the remaining included money market funds, corporate bonds and other investments. In order to cause USDT to be issued or redeemed directly by Tether, one must be a verified customer of Tether. The right to have USDT redeemed or issued is a contractual right personal to such verified customer. Tether reserves the right to delay the redemption or withdrawal of USDT if such delay is necessitated by the illiquidity or unavailability or loss of any reserves held by Tether to back the USDT, and Tether reserves the right to redeem USDT by in-kind redemptions of securities and other assets held in the reserves, as listed above. This means that in certain circumstances, Tether can decide whether to redeem USDT by paying to the verified customer through fiat currency or securities or other assets held in the reserves, such as corporate bond, money funds, secured loans or other investments.

Based on the above circumstances and announcements, BitFuFu makes accounting analysis as below:

(1)	USDT does not convey to the holder an interest in the issuing entity (Tether). Therefore, it shall not be treated as an investment or equity instrument to Tether.

(2)	The right of redemption depends on whether BitFuFu is a verified customer. As of the date of this submission, BitFuFu has not become a verified customer of USDT. Therefore, it does not have the contractual right to receive cash or financial instrument from Tether. Therefore, BitFuFu’s accounting treatment for USDT was similar to that for BTC or ETH, and USDT was accounted for as intangible assets.

(3)	To become a verified customer, one will need to sign in on Tether’s website and be verified either as an individual account or a corporate account. After paying a verification fee, a confirmation email will be sent to the user. The compliance team will begin reviewing the verification request. As Tether’s KYC process includes conducting due diligence on all customers and rating the risks of every customer, this review could take days to weeks to complete.

(4)	Even becoming a verified customer, as declared by Tether, there is still uncertainty about what assets can be obtained from redemptions of USDT, which might lead to different accounting treatment on the USDT.

(5)	There are different views on whether Tether has the ability to unconditionally fulfill the redemption obligation in the market, and BitFuFu does not consider it feasible to obtain verifiable conclusions. As of the time of this submission, BitFuFu has reduced the use of USDT and plans not to hold USDT or other stablecoins to achieve greater risk control.

Based on the above analysis and from a conservative perspective, BitFuFu considers that it is appropriate to account for USDT as intangible assets in the financial statements of the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021.

19. Please clarify why you believe a receivable should be recorded for the loaned USDT as stated in your response to prior comment 12. Tell us why you believe a receivable should be recorded when you state that “Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual relationship.” [See your response to comment 17 of our June 14, 2022 letter] In addition, tell us how you considered whether you relinquished control of the USDT since the USDT must be returned to you. Also, describe how you considered whether the receivable contains an embedded derivative. Refer to ASC 815-15-25-1(a). Please provide your accounting analysis, with citation to authoritative guidance, supporting your accounting for the loan and describe the material terms of the loan agreement.

Response: The Company acknowledges the Staff’s comment and revises the disclosure on Page F-53 of the Revised Draft Registration Statement according to below analysis:

(1)	The facts and the contract terms: BitFuFu entered a contract with a third party and lent 500,000 units of USDT to the borrower for six months. The borrower shall pay a fee of fixed “interest rate” to BitFuFu at the end of the six months. The borrower is also required to deliver 500,000 units of USDT back to BitFuFu at the end of the six months. The borrower is not required to post collateral to BitFuFu, and there is no limitation on the borrower’s use of the borrowed USDT.

(2)	Financial analysis: according to Question 25 of Accounting For And Auditing Of Digital Assets as published by the AICPA and the CIMA on June 30, 2022, BitFuFu considers the above USDT loaned does not meet the derecognition criteria in ASC 606 or ASC 610-20. Because the borrower must return the 500,000 units of USDT to BitFuFu in six months, control of the transferred digital asset has not passed from BitFuFu to the borrower, and therefore BitFuFu has not relinquished control under the repurchase agreement provisions in ASC 606-10-55-68. Consistent with ASC 606-10-55-66, this conclusion is not affected by the fact that units of USDT are fungible and, therefore, the borrower does not have to return the exact units of USDT lent.

Because the units of USDT loaned cannot be derecognized by BitFuFu, in accordance with ASC 606 and ASC 610-20, no gain or loss on transfer should be recognized at inception of the loan. Rather, the loaned units of USDT should be reclassified on the lender’s balance sheet to an appropriately titled caption such as “Digital Asset Loaned” and continue to be accounted for by us under ASC 350, including evaluating impairment.

In this case, BitFuFu considers the payments (that is, the fee) for use of the digital asset represents a clearly and closely related embedded element of an executory contract that provides the borrower with the use of its digital asset during the period, and the payment for the use of the asset is tied to the value of the digital asset loaned. With respect to income recognition of the payments for use of the digital asset, BitFuFu considers that the loan of USDT is not within the scope of ASC 842, Leases, or ASC 835, Interest. However, similar to a lease of a tangible asset, BitFuFu provides a valuable right to use its digital asset for a period of time from which the customer benefits throughout that period. Given the nature of the digital asset with indefinite economic life and the borrower’s payments for the right of use, BitFuFu believes that such right of use is analogous to an operating lease, and therefore it is appropriate to recognize the fees that BitFuFu receives for granting that right of use over the loan period on a straight-line basis.

(3)	No material derivative is recognized or disclosed, considering the fluctuation on the price of USDT is minor during the loan period.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP